Johnson Controls, Inc. 5757 Green Bay Avenue Milwaukee, WI 53209 Tel 414-524-2516 Fax 414-524-2077

March 21, 2014

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Johnson Controls, Inc.
Commission letter dated March 12, 2014
Commission File No. 1-5097
Response letter dated March 21, 2014

Dear Ms. Rocha:

In response to the comment letter dated March 12, 2014 relating to Johnson Controls, Inc.'s (the "Company's") Annual Report on Form 10-K for its fiscal year ended September 30, 2013 ("Form 10-K"), the following are the Company's responses. For your convenience, we have included the text of the Commission's comment in each case.

Form 10-K for the year ended September 30, 2013

Note 15. Retirement Plans, page 88

1.	The Commission's comment was as follows:

With regards to your multiemployer benefit plans, please tell us what consideration was given to the disclosure requirements in ASC 715-80-50.

The Company considered the following in its disclosures in the "Multiemployer Benefit Plans" section of Note 15, "Retirement Plans," of the notes to consolidated financial statements (the "Footnote") as it relates to the disclosure requirements in ASC 715-80-50:

ASC 715-80-50-2: As disclosed in the Footnote, the Company is not aware of any significant multiemployer benefit plans for which it is probable or reasonably possible that the Company will be obligated to make up a shortfall in funds. The Company is not aware of any significant multiemployer benefit plans for which it is probable or reasonable possible that the Company will withdraw from the plan. Any accrual for a shortfall or withdrawal liability will be recorded when it is probable that a liability exists and it can be reasonable estimated.

ASC 715-80-50-3: The Footnote disclosures with respect to the multiemployer pension benefit plans were made based upon the most recently available information for each fiscal year through the date we evaluated subsequent events.

ASC 715-80-50-4: The first paragraph of the Footnote provides a narrative description of the general nature of the Company's multiemployer pension benefit plans. The second paragraph of the Footnote discloses the risks of participating in these multiemployer pension benefit plans as compared to single-employer plans.

ASC 715-80-50-5, 7, 8 and 10: As disclosed in the Footnote, the Company determined there were no individually significant multiemployer pension benefit plans of the Company for any of the reported years. This determination was reached after considering the annual contributions made to each multiemployer pension benefit plan and the relative underfunded status of each plan.

ASC 715-80-50-6: As disclosed in the Footnote, there were no significant changes that affect comparability of total employer contributions from year to year.

ASC 715-80-50-9: The Company disclosed in the Footnote that total annual contributions made to our multiemployer pension benefit plans were $44 million, $47 million and $51 million in fiscal 2013, 2012 and 2011, respectively.

ASC 715-80-50-11: The Company's contributions to multiemployer postretirement benefit plans were immaterial, individually and in the aggregate (less than $1 million), for separate disclosure.

Based on the above considerations, the Company believes the current Footnote disclosures are appropriate in all material respects and in compliance with the requirements of ASC 715-80-50.

Note 20. Nonconsolidated Partially-Owned Affiliates, page 108

2.	The Commission's comment was as follows:

Please clarify how you determined that financial statements under Rule 3-09 for your 50% or less-owned companies are not required because the proportionate share of their profit before income taxes is less than 20% of the consolidated amounts. Supplementally provide your income tests for each of the three years presented.

As disclosed in Part IV, Item 15 of the Form 10-K, financial statements of 50% or less-owned companies have been omitted because the proportionate share of their profit before income taxes is individually less than 20% of the respective consolidated amounts, and investments in such companies are less than 20% of the respective consolidated total assets.

In accordance with Rule 3-09 of Regulation S-X, the Company performed the tests prescribed in Rule 1-02(w) to determine if separate financial statements of an individual 50% or less-owned company were required to be filed. The calculations of profit before income taxes used in the income tests for the years ended September 30, 2013, 2012 and 2011 are shown below (in millions):

	Year Ended September 30,
	2013	2012	2011
Income before income taxes	$2,465	$1,520	$1,790
Equity income	(402)	(340)	(298)
Fair value adjustment of equity investment*	106	12	89
Equity income before income taxes	364	393	271
Adjusted income before income taxes	2,533	1,585	1,852
Income attributable to noncontrolling interests before income taxes	(145)	(146)	(139)
Profit before income taxes	$2,388	$1,439	$1,713

20% threshold	$478	$288	$343

* These amounts represent gains recorded in equity income to adjust the Company's existing equity investments to fair value as a result of increasing the Company's ownership from a noncontrolling to controlling interest. For the purpose of the income tests, such amounts were included in income before income taxes and excluded from equity income.

For each individual 50% or less-owned company, the profit before income taxes did not exceed the 20% threshold calculated above for any of the three years presented and, therefore, separate company financial statements under Rule 3-09 were not required to be filed as a result of these income tests.

Exhibits 31.1 and 31.2

3.	The Commission's comment was as follows:

In future filings, please eliminate reference to the titles of your principal executive and principal financial officers in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Their titles should only appear after their names and signatures at the bottom of the certifications.

In future filings, the Company will eliminate the reference to the titles of the principal executive and principal financial officers in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

In addition, as requested by the Staff, the Company acknowledges the following representations:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in your correspondence of March 12, 2014. If there are any further comments or questions, please do not hesitate to contact me at 414-524-3422.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ R. Bruce McDonald

R. Bruce McDonald
Executive Vice President and
Chief Financial Officer

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